Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF

EVOLVING SYSTEMS, INC.

Pursuant to Section 242 of
the General Corporation Law of the
State of Delaware

EVOLVING SYSTEMS, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST:    The following amendment to the Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware:

Article IV, Section A of the Corporation’s Restated Certificate of Incorporation is hereby amended to add a new sentence at the end thereof, such sentence reading in its entirety as follows:

“Effective at 11:59 p.m., Eastern time, on July 20, 2009, the date of filing of this Certificate of Amendment to the Restated Certificate of Incorporation with the Delaware Secretary of State (the “Effective Time”), each two (2) shares of Common Stock, issued and outstanding immediately prior to the Effective Time or held in the Corporation’s treasury immediately prior to the Effective Time shall be automatically reclassified and combined, without further action on the part of the holder thereof, into one (1) validly issued, fully-paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).  No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split.  Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests, upon receipt by the Corporation’s transfer agent of the stockholder’s properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable.  Each certificate that, immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

SECOND:   The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directing that the proposed amendment be considered by the stockholders of the Corporation.  A meeting of stockholders was duly called upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware and held on June 9, 2009, at which meeting the necessary number of shares were voted in favor of the proposed amendment.  The stockholders of the Corporation duly adopted this Certificate of Amendment.  This Certificate of Amendment will become effective upon its filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 20th day of July, 2009.

EVOLVING SYSTEMS, INC.

By:	/s/ THADDEUS DUPPER
Name: Thaddeus Dupper
Title: President & CEO